UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ----------------------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                                WorldSpace, Inc.
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   981579105
                                 (CUSIP Number)

                                December 31, 2007
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                               Page 1 of 9 Pages

CUSIP No. 981579105                    13G/A             Page 2 of 9 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Highbridge International LLC
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    Warrants to purchase 939,279 shares of Class A Common Stock
                    (see Item 4(a))

                    $20,885,000 principal amount of convertible notes (convertible into 4,914,117 shares of Class A Common Stock) (see Item 4(a))
OWNED BY       ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      _________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    Warrants to purchase 939,279 shares of Class A Common Stock
                    (see Item 4(a))

                    $20,885,000 principal amount of convertible notes (convertible into 4,914,117 shares of Class A Common Stock) (see Item 4(a))
-----------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Warrants to purchase 939,279 shares of Class A Common Stock
            (see Item 4(a))

            $20,885,000 principal amount of convertible notes (convertible into 4,914,117 shares of Class A Common Stock) (see Item 4(a))
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                     [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             9.99% (see Item 4(a))
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             OO - Limited Liability Company
-----------------------------------------------------------------------


                   ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 981579105                    13G/A             Page 3 of 9 Pages


-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Highbridge Capital Management, LLC               20-1901985
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    Warrants to purchase 939,279 shares of Class A Common Stock
                    (see Item 4(a))

                    $20,885,000 principal amount of convertible notes (convertible into 4,914,117 shares of Class A Common Stock) (see Item 4(a))
OWNED BY       _________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    Warrants to purchase 939,279 shares of Class A Common Stock
                    (see  Item 4(a))

                    $20,885,000 principal amount of convertible notes (convertible into 4,914,117 shares of Class A Common Stock) (see Item 4(a))
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             Warrants to purchase 939,279 shares of Class A Common Stock
             (see Item 4(a))

             $20,885,000 principal amount of convertible notes (convertible into 4,914,117 shares of Class A Common Stock) (see Item 4(a))
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                     [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             9.99% (see Item 4(a))
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             OO - Limited Liability Company
-----------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 981579105                    13G/A             Page 4 of 9 Pages

-----------------------------------------------------------------------
     (1)     NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

             Glenn Dubin
-----------------------------------------------------------------------
     (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)     SEC USE ONLY
-----------------------------------------------------------------------
     (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    Warrants to purchase 939,279 shares of Class A Common Stock
                    (see Item 4(a))

                    $20,885,000 principal amount of convertible notes (convertible into 4,914,117 shares of Class A Common Stock) (see Item 4(a))
OWNED BY       _________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      _________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    Warrants to purchase 939,279 shares of Class A Common Stock
                    (see  Item 4(a))

                    $20,885,000 principal amount of convertible notes (convertible into 4,914,117 shares of Class A Common Stock) (see Item 4(a))
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             Warrants to purchase 939,279 shares of Class A Common Stock
             (see  Item 4(a))

             $20,885,000 principal amount of convertible notes (convertible into 4,914,117 shares of Class A Common Stock) (see Item 4(a))
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                     [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             9.99% (see Item 4(a))
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             IN
-----------------------------------------------------------------------
                 ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 981579105                    13G/A             Page 5 of 9 Pages

-----------------------------------------------------------------------
     (1)     NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

             Henry Swieca
-----------------------------------------------------------------------
     (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)     SEC USE ONLY
-----------------------------------------------------------------------
     (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    Warrants to purchase 939,279 shares of Class A Common Stock
                    (see  Item 4(a))

                    $20,885,000 principal amount of convertible notes (convertible into 4,914,117 shares of Class A Common Stock) (see Item 4(a))
OWNED BY       _________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      _________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    Warrants to purchase 939,279 shares of Class A Common Stock
                    (see  Item 4(a))

                    $20,885,000 principal amount of convertible notes (convertible into 4,914,117 shares of Class A Common Stock) (see Item 4(a))
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             Warrants to purchase 939,279 shares of Class A Common Stock
             (see Item 4(a))

             $20,885,000 principal amount of convertible notes (convertible into 4,914,117 shares of Class A Common Stock) (see Item 4(a))
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                     [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             9.99% (see Item 4(a))
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             IN
-----------------------------------------------------------------------


                   ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 981579105                    13G/A             Page 6 of 9 Pages


This Amendment No. 2 (this "Amendment") amends the statement on Schedule 13G filed on August 15, 2005, as amended by Amendment No. 1 filed on February 14, 2007 (as amended, the "Schedule 13G") with respect to the shares of Class A Common Stock of WorldSpace, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 2(a), 2(b), 2(c), 4 and 10 in their entirety as set forth below.


Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

        Highbridge International LLC
        c/o Harmonic Fund Services
        The Cayman Corporate Centre, 4th Floor
        27 Hospital Road
        Grand Cayman, Cayman Islands, British West Indies
        Citizenship:  Cayman Islands, British West Indies

        Highbridge Capital Management, LLC
        9 West 57th Street, 27th Floor
        New York, New York  10019
        Citizenship:  State of Delaware

        Glenn Dubin
        c/o Highbridge Capital Management, LLC
        9 West 57th Street, 27th Floor
        New York, New York 10019
        Citizenship:  United States

        Henry Swieca
        c/o Highbridge Capital Management, LLC
        9 West 57th Street, 27th Floor
        New York, New York 10019
        Citizenship:  United States

Due to a change in the reporting structure of Highbridge Capital Management, LLC, Highbridge Master L.P., Highbridge Capital Corporation, Highbridge Capital L.P., Highbridge GP, Ltd. and Highbridge GP, LLC, are no longer Reporting Persons.


Item 4.   Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a) Amount beneficially owned:

        As set forth in the terms of the reported Notes and Warrants, the number of shares of Class A Common Stock into which the Notes and the Warrants are convertible or exercisable (as applicable) is limited to the number of shares that would result in the Reporting Persons having aggregate beneficial ownership of not more than 9.99% of the total issued and outstanding shares of Class A Common Stock (the "Blocker"). Subject to the Blocker, as of the date of this filing, each Reporting Person may be deemed the beneficial owner of the 939,279 shares of Class A Common Stock issuable to Highbridge International LLC upon exercise

CUSIP No. 981579105                    13G/A             Page 7 of 9 Pages

of the reported Warrants and the 4,914,117 shares of Class A Common Stock issuable to Highbridge International LLC upon conversion of the reported Notes.

        Highbridge Capital Management, LLC is the trading manager of Highbridge Capital Corporation. Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC. Henry Swieca is the Chief Investment Officer of Highbridge Capital Management, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Class A Common Stock owned by another Reporting Person. In addition, each Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of shares of Class A Common Stock owned by Highbridge International LLC.

        (b) Percent of class:

        The Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 indicates that the Company had 42,473,129 shares of Class A Common Stock outstanding as of November 9, 2007. Therefore, subject to the Blocker, based on the Company's outstanding Class A Common Stock and the Class A Common Stock issuable upon conversion of the Notes, each Reporting Person may be deemed to beneficially own 9.99% of the outstanding Class A Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Class A Common Stock owned by another Reporting Person.

        (c) Number of shares as to which such person has:

                (i)    Sole power to vote or to direct the vote

                       0

                (ii)   Shared power to vote or to direct the vote

                       See Item 4(a)


                (iii)  Sole power to dispose or to direct the disposition of

                       0

                (iv)   Shared power to dispose or to direct the disposition of

                       See Item 4(a)


Exhibits:

Exhibit I: Joint Filing Agreement, dated as of January 24, 2008, by and among Highbridge International LLC, Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca.

CUSIP No. 981579105                    13G/A             Page 8 of 9 Pages


                                   SIGNATURES

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: January 24, 2008

HIGHBRIDGE INTERNATIONAL LLC             HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By: Highbridge Capital Management, LLC
    its Trading Manager                  By: /s/ Noah Greenhill
                                             -------------------------------
                                         Name: Noah Greenhill
                                         Title: Managing Director
By: /s/ Noah Greenhill
    ----------------------------
Name: Noah Greenhill
Title: Managing Director




/s/ Glenn Dubin                          /s/ Henry Swieca
---------------------------------        -----------------------------------
GLENN DUBIN                              HENRY SWIECA

CUSIP No. 981579105                    13G/A             Page 9 of 9 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Class A Common Stock, par value $0.01 per share, of WorldSpace, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of January 24, 2008

HIGHBRIDGE INTERNATIONAL LLC             HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By: Highbridge Capital Management, LLC
    its Trading Manager                  By: /s/ Noah Greenhill
                                             -----------------------------
                                         Name: Noah Greenhill
                                         Title: Managing Director
By: /s/ Noah Greenhill
    --------------------------------
Name: Noah Greenhill
Title: Managing Director




/s/ Glenn Dubin                          /s/ Henry Swieca
------------------------------------     ------------------------------------
GLENN DUBIN                              HENRY SWIECA